Exhibit 99.1

SINA and Weibo Announce Board Changes

SHANGHAI and BEIJING, CHINA, January 12, 2016 — SINA Corporation (“SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, and its majority-owned subsidiary Weibo Corporation (“Weibo”) (NASDAQ: WB), China’s leading social media platform, today announced recent changes of their respective boards of directors. Mr. Pehong Chen has ceased to be a director of SINA and instead began to serve on the board of directors of Weibo, replacing Mr. Yichen Zhang, who resigned from Weibo’s board. In addition, SINA announced that Mr. Lip-Bu Tan has resigned from and ceased to serve on the board of directors of the company for personal reasons. After these changes, SINA’s board of directors will be comprised of five members, a majority of whom are independent directors.

“Pehong and Lip-Bu have been members of SINA’s board of directors since 1999.  We wish to express our sincere gratitude to them for their contributions to SINA during these years. We are delighted that Pehong will continue to work with us as a director of Weibo and we wish Lip-Bu all the best in his future endeavors,” said Charles Chao, chairman of the boards of directors of SINA and Weibo.

“We also thank Yichen for his contribution to Weibo during his tenure. Yichen will remain as a member of SINA’s board. We believe these changes help independent directors dedicate their efforts solely to the business of SINA or Weibo, as the case may be,” Charles Chao continued.

About SINA Corporation

SINA Corporation is an online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Its mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness on Weibo.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898-3336

Email: ir@staff.sina.com.cn

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3112

Email: ir@staff.weibo.com